Exhibit 99.1

Ossen Innovation Announces Unaudited Financial Results for the Six Months Ended June 30, 2020

SHANGHAI, Aug. 27, 2020 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the six months ended June 30, 2020.

"Because of the COVID-19 pandemic and China’s economic slowdown during the first half of 2020, our top line decreased slightly. Nonetheless, our gross margin increased to 18.7% as we managed to lower our cost," stated Dr. Liang Tang, Chairman of Ossen Innovation. "Looking ahead, with the anticipated recovery of China's infrastructure investment and economic rebound, we are cautiously optimistic to see recovery in infrastructure investment in the construction industry.”

Six Months Ended June 30, 2020 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2020	2019	% Change
Revenues	$54.9	$65.1	-15.7%
Gross profit	$10.3	$10.1	1.4%
Gross margin	18.7%	15.6%	3.1%
Operating income	$7.8	$7.3	6.9%
Operating margin	14.3%	11.2%	3.1%
Net income attributable to Ossen Innovation	$5.3	$5.6	-6.7%
EPS	$0.27	$0.29	-6.9%

For the six months ended June 30, 2020, revenues decreased by $10.2 million, or 15.7%, to $54.9 million from $65.1 million for the same period of last year. This decrease was mainly attributable to the decrease in rare earth coated, zinc coated products and other products, partially offset by the increase in plain surface products.

Gross profit increased by $0.2 million, or 1.4%, to $10.3 million for the six months ended June 30, 2020 from $10.1 million for the same period of last year. Gross margin increased by 3.1 percentage points to 18.7% for the six months ended June 30, 2020 from 15.6% for the same period of last year. The increase of gross margin was due to the improvement of the profitability of almost all products in our portfolio.

Selling expenses increased by $38,512, or 29.4%, to $169,438 for the six months ended June 30, 2020 from $130,926 for the same period of last year. The increase was due to higher freight expenses. General and administrative expenses decreased by $0.4 million, or 14.7%, to $2.3 million for the six months ended June 30, 2020 from $2.7 million for the same period of last year.

As a result, total operating expenses decreased by $0.35 million, or 12.6%, to $2.5 million for the six months ended June 30, 2020 from $2.8 million for the same period of last year.

Operating income increased by $0.5 million, or 6.9%, to $7.8 million for the six months ended June 30, 2020 from $7.3 million for the same period of last year. The increase in operating income was primarily attributable to the increase in gross profit and the decrease in general and administrative expenses. Operating margin was 14.3% for the six months ended June 30, 2020, compared to 11.2% for the same period of last year.

Net income decreased by $0.3 million, or 5.2%, to $5.9 million for the six months ended June 30, 2020 from $6.2 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $0.4 million, or 6.7%, to $5.3 million for the six months ended June 30, 2020 from $5.7 million for the same period of last year. Earnings per share, both basic and diluted, were $0.27 for the six months ended June 30, 2020, compared to $0.29 for the same period of last year. Basic and diluted earnings per ADS were $0.81 for the six months ended June 30, 2020, compared with $0.87 for the same period of 2019.

Balance Sheet and Cash Flows

As of June 30, 2020, the Company had cash and restricted cash of $11.9 million, compared to $8.6 million at December 31, 2019. Accounts receivable were $64.3 million as of June 30, 2020, compared to $72.5 million as of December 31, 2019. The average days of sales of outstanding (”DSO“) were 225 days for the six months ended June 30, 2020, compared to 161 days for the year of 2019. The increase in average DSO was primarily due to the slower payments from our customers during the first half of 2020 as a result of the impact from the pandemic. The balance of prepayment to suppliers for raw materials totaled $75.1 million as of June 30, 2020, compared to $74.4 million at December 31, 2019, due to the expectation of increasing demand of raw materials in the second half of 2020. The Company had inventories of $27.2 million as of June 30, 2020, compared to $15.1 million at the end of 2019. Total working capital was $133.6 million as of June 30, 2020, compared to $130.2 million at December 31, 2019.

Net cash provided by operating activities was $3.4 million for the six months ended June 30, 2020, compared to net cash used in operating activities of $13.5 million for the same period of last year. This was primarily due to the decrease in account receivable and less advance to suppliers, partially offset by the increase in inventories. Net cash used in investing activities was $1,127 for the six months ended June 30, 2020, compared to $74,216 for the same period of last year. Net cash provided by financing activities was $2.9 million for the six months ended June 30, 2020, compared to net cash provided by financing activities of $18.8 million for the same period of last year. This was primarily due to the increase in repayments of short-term bank loans.

Recent Developments

On July 24, 2020, the Company announced that Pujiang International Group Limited (the "Parent"), a Cayman Islands company listed in Hong Kong which indirectly owns 65.9% of the Company, entered into certain facility agreement (the "Agreement") with two financial institutions (the "Lenders"). Pursuant to the Agreement, the Lenders agreed to make a term loan (the "Loan") of up to US$40 million (with a green shoe option of up to US$30 million) to the Parent for 24 months for working capital and investment purposes. The Loan may be extended for another 12 months upon approval of the Lenders. The Loan is secured by, among others, the Parent's 65.9% beneficial ownership in the Company, and guaranteed by the Company, its affiliates and the Parent's affiliates, including Dr. Liang Tang, chairman of the board of directors of the Company.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. The Company has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886

Investor Relations
GCI IR
Phone: +1-347-393-4230
Email: info@goldenir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,454,063	$2,576,677
Restricted cash	10,403,397	6,025,718
Accounts receivable, net of allowance for doubtful accounts of $705,731 and $ $1,253,571 at June 30, 2020 and December 31,2019, respectively	64,307,044	72,544,202
Inventories	27,204,367	15,100,328
Advance to suppliers	75,109,128	74,391,886
Other current assets	714,326	24,643
Accounts receivable - related parties	570,271	536,358
Total Current Assets	179,762,596	171,199,812
Property, plant and equipment, net	2,687,522	2,948,264
Land use rights, net	4,098,030	3,288,959
Deferred tax assets	148,063	206,002
TOTAL ASSETS	$186,696,211	$177,643,037

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$10,898,797	$8,895,107
Short-term bank loans	17,622,081	17,072,867
Accounts payable	2,874,300	951,358
Customer deposits	6,226,397	3,131,916
Income tax payable	906,569	1,417,176
Other payables and accrued expenses	3,634,493	3,875,529
Customer deposits - related parties	1,307,377	3,358,897
Due to related parties	2,646,172	2,297,639
Total Current Liabilities	46,116,186	41,000,489
Long-term bank loans	6,015,570	6,097,453
TOTAL LIABILITIES	52,131,756	47,097,942

Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 shares outstanding as of June 30, 2020 and December 31, 2019, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	9,661,185	9,043,010
Retained earnings	83,130,110	78,484,535
Treasury stock, at cost: 208,890 shares as both of June 30, 2020 and December 31, 2019	(192,153)	(192,153)
Accumulated other comprehensive loss	(7,624,205)	(5,789,815)
TOTAL SHAREHOLDERS’ EQUITY	119,146,392	115,717,032
Non-controlling interest	15,418,063	14,828,063
TOTAL EQUITY	134,564,455	130,545,095
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$186,696,211	$177,643,037

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30,
	2020	2019

REVENUES	$54,850,700	$65,078,854
COST OF GOODS SOLD	44,587,771	54,957,652
GROSS PROFIT	10,262,929	10,121,202
Operating Expenses:
Selling and distribution expenses	169,438	130,926
General and administrative expenses	2,276,815	2,678,356
Total Operating Expenses	2,446,253	2,809,282
INCOME FROM OPERATIONS	7,816,676	7,311,920
Other Income (Expenses):
Financial expenses, net	(1,570,173)	(731,974)
Other income, net	34,881	45,226
INCOME BEFORE INCOME TAXES	6,281,384	6,625,172
INCOME TAXES	(427,634)	(448,781)
NET INCOME	5,853,750	6,176,391
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	590,000	532,394
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	5,263,750	5,643,997
OTHER COMPREHENSIVE LOSS
Foreign currency translation loss, net of tax	(1,834,390)	(252,155)
TOTAL OTHER COMPREHENSIVE LOSS	(1,834,390)	(252,155)
COMPREHENSIVE INCOME	3,429,360	5,391,842
EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.27	$0.29
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	$19,791,110	$19,791,110

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Unaudited)

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares $0.01 Par Value		Treasury Stock		Additional Paid-in	Accumulated Other Comprehensive	Statutory	Retained	Non Controlling
	Shares	Amount	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total
Balance at December 31, 2019	20,000,000	200,000	(208,890)	(192,153)	33,971,455	(5,789,815)	9,043,010	78,484,535	14,828,063	130,545,095
Net income	-	-	-	-	-	-	-	5,263,750	590,000	5,853,750
Transfer to statutory reserve	-	-	-	-	-	-	618,175	(618,175)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,834,390)	-	-	-	(1,834,390)
Balance at June 30, 2020	20,000,000	$200,000	(208,890)	$(192,153)	$33,971,455	$(7,624,205)	$9,661,185	$83,130,110	$15,418,063	$134,564,455

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,853,750	$6,176,391
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	275,652	309,983
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	8,237,159	4,897,473
Inventories	(12,104,038)	7,599,204
Advance to suppliers	(717,242)	(31,704,863)
Other current assets	(689,684)	3,043
Accounts receivable - related parties	(33,913)	(801,511)
Deferred tax assets	57,939	5,814
Increase (Decrease) In:
Accounts payable	1,922,942	2,879,547
Customer deposits	3,094,481	353,627
Income tax payable	(510,606)	(277,676)
Other payables and accrued expenses	(241,036)	(99,840)
Customer deposits - related parties	(2,051,520)	(3,740,404)
Due to related parties	348,532	2,559,998
Due to shareholder	-	(1,695,259)
Net cash provided by/ (used in) operating activities	3,442,416	(13,534,473)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(1,127)	(74,216)
Net cash used in investing activities	(1,127)	(74,216)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	44,091,837	28,495,089
Repayments of short-term bank loans	(43,307,030)	(8,489,469)
Proceeds from notes payable-bank acceptance notes	3,567,301	1,476,429
Repayment of notes payable-bank acceptance notes	(1,426,920)	(2,657,573)
Net cash provided by financing activities	2,925,188	18,824,476

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	6,366,477	5,215,785
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(3,111,412)	(485,440)
Cash, cash equivalents and restricted cash at beginning of period	8,602,395	8,098,052
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$11,857,460	$12,828,397

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$867,580	$1,102,556
Interest paid	$1,484,798	$735,675
Non-cash transactions:
Appropriation to statutory reserve	$618,175	$645,941